SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*

FITS MY STYLE INC.
____________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
____________________________________________________________
(Title of Class of Securities)

  33818A 100
(CUSIP Number)

David Lubin, Esq.
David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, New York 11563
 (516) 887-8200
_________________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2012
_____________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)
________________________
       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Orit Wolkin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on February 14, 2012 (“Schedule 13D”) on behalf of the Reporting Person relating to the common stock of Fits My Style, Inc. a Nevada corporation (the “Issuer”), is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, to amend and supplement certain information set forth below in the items indicated. Unless otherwise stated herein, capitalized terms used in this Amendment No. 1 have the same meaning as those set forth in the Schedule 13D. This Amendment No. 1 is being filed to report that as a result of the sale of all of the Reporting Person’s shares of common stock of the Issuer on September 4, 2012, the Reporting Person is no longer a Reporting Person. Except as amended and supplemented by this Amendment No. 1, the Schedule 13D is not amended or supplemented in any respect.

Item 5. Interest in Securities of the Issuer.

    (a)           As of September 13, 2012, the Reporting Person is deemed the beneficial owner of 0 shares of the Issuer’s common stock representing 0% of the Issuer’s outstanding common stock.

    (b)           The Reporting Person has the sole power to vote or to direct the vote of 0 shares and to dispose of or to direct the disposition of 0 shares of common stock.

    (c)           Effective on September 4, 2012, the Reporting Person sold 893,750 shares of the Issuer’s common stock in a private transaction at a price per share of $0.084.

    (d)           Not applicable.

    (e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2012

/s/ Orit Wolkin
Orit Wolkin